UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Mr. Martin Siu (“Mr. Siu”) resigned from his position as the Head of Finance from Aptorum Group Limited, effective as of August 7, 2024, due to personal reasons. Mr. Siu’s resignation is not the result of any disagreement with the Company relating to its operations, policies, or practices; the Company and the Board are grateful for his contributions to the Company. Mr. Wong Kwok Kuen (“Mr. Wong”) will replace Mr. Siu as the Company’s Head of Finance as of August 8, 2024, pursuant to an appointment letter.

The Board is very pleased to appoint Mr. Wong as the Company’s new Head of Finance. Mr. Wong has over twenty-eight years of banking experience specializing in credit, marketing, and management role in the Greater China region. Past roles that Mr. Wong has served includes being the General Manager at the Industrial & Commercial Bank of China (Macau) for 5 years, Deputy General Manager at Credit Agricole CIB Bank in Hong Kong for 5 years, and various senior roles in Hong Kong at BNP Paribas for over 16 years. Mr. Wong holds a degree in Master of Business Administration from Bangor University, United Kingdom, in cooperation with Alliance Manchester Business School, United Kingdom. He is an associate of LIBF, CGI and HKCGI and has also been awarded the CGP qualification. Additionally, Mr. Wong is a member of Institute of Certified Management Account (ICMA, Australia), Fellow of Institute of Financial accountants (FFA), Fellow of Institute of Public accountant, Australia (FIPA) and an International Affiliate Member of the Hong Kong Institute of Certified Public Accountants (HKICPA).

Mr. Wong’s appointment will be held with Aptus Management Limited, a wholly owned subsidiary and administration entity of the Company. As of this time, Mr. Wong will not receive any remuneration, although that is subject to change based on subsequent discussions between the Company and Mr. Wong.

Neither this report nor the exhibits constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591 and Registration Number 333-281028) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.0	Appointment Letter between the Company and Wong Kwok Kuen (Head of Finance), dated August 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: August 9, 2024	By:	/s/ Ian Huen
		Name:	Ian Huen
		Title:	Chief Executive Officer

3